Exhibit 99.1

Roan Holdings Group Co., Ltd. Announces New Management Appointments to Further Drive Growth

-	Mr. Zhiyong Tang appointed Chief Executive Officer.

-	Mr. Wenhao Wang appointed Chief Financial Officer.

-	Mr. Yuebo Zhang appointed Executive President

-	Mr. Fengsong Wan appointed Senior Vice President

BEIJING and HANGZHOU, China, August 30, 2021 /PRNewswire/ -- Roan Holdings Group Co., Ltd. (“Roan” or the “Company”) (OTC Pink: RAHGF and RONWF), a provider of diversified solutions in financial, insurance and healthcare related products and management services, today announced the appointment of Mr. Zhiyong Tang as Chief Executive Officer; Mr. Wenhao Wang as Chief Financial Officer; Mr. Yuebo Zhang as Executive President, taking charge of Company’s consumer services and overseas business and Mr. Fengsong Wan as Senior Vice Presidents, responsible for Company’s healthcare business. Concurrent with Mr. Tang’s appointment, Mr. Junfeng Wang resigned his position from Chief Executive Officer.

Mr. Zhiyong Tang is currently serving as President of Zhejiang Lixin Enterprise Management Group Co., Ltd. Prior to that, Mr. Tang served as General Manager of Zhejiang Jing Yu Xin Financing Guarantee Co., Ltd. from 2015 to 2018; President of Zhongchuang International Finance Leasing Co., Ltd. from 2013 to 2015; Executive Vice President of China Financial Services Holdings Ltd. from 2010 to 2012; General Manager of Huale Tongda (Beijing) International Investment Management Company from 2004 to 2010. In addition, Mr. Tang worked in the Northern Investment Group Co., Ltd. from 1999 to 2004. Mr. Tang earned a master’s degree in accounting and finance science from Hongkong Baptist University in 2015 and a master’s degree in public administration from Liaoning University in 2012.

Mr. Wenhao Wang served as a managing director of investment banking of Southwest Securities Co., Ltd. from 2015 to 2021. Before joining the Company, he has worked in securities brokerage, equity investment and banking businesses. His experience includes leadership roles in internal control and compliance practices in the process of corporate operations and proficiency in China’s capital market and financing practices. Prior to joining us, Mr. Wang served 33 large-scale companies in the financial field over 11 years and managed more than RMB 4 billion in equity investment and RMB 500 million in fund investment as a financial advisor. Mr. Wang earned his bachelor’s degree in economics from Southwest University of Science and Technology in 2014.

Prior to joining us, Mr. Yuebo Zhang worked in Hong Kong Global Group Limited where he was responsible for global business promotion. He is also a director of the overseas service industry association, a partner of a Hong Kong Trust company and a member of the Hong Kong management association. Previously, he served as senior executive of Ericsson China, vice president of an internet company, and general manager of an immigration service company. He has accumulated extensive experience in the field of information technology, overseas investment, asset management, and overseas service industry. Mr. Zhang earned a bachelor’s degree in electronic information and engineering from Harbin Institute of Technology in 1999 and an MBA degree from Harbin Engineering University in 2007. He is currently pursuing a PhD degree in financial technology at the Hong Kong Polytechnic University.

Prior to joining us, Mr. Fengsong Wan was a partner and marketing director of Beijing Bainakangyuan Health Management Co., Ltd. from 2018 to 2021. Previously, he has served as a senior academic representative and regional manager in the cardiovascular department of Lvye Pharma Group from 2005 to 2017; he had a market promotion role in Shijiazhuang Yiling Pharmaceutical Co., Ltd. from 2004 to 2005. Mr. Wan earned a bachelor’s degree in clinical medicine from Yanbian University in 2017 and a master’s degree from Communication University of China in 2021.

“We are pleased to welcome the new management members to our Company,” said Mr. Junfeng Wang, Chairman of the Company, “We believe their participation will further promote the Company’s strategic upgrade, and provide essential support for the Company’s market layout and business development as well. Each of the new members of the team has accumulated rich experience in their fields. We are excited to have their help as we seek to improve our operating performance.”

“Over the past several years, we have outlined three basic principles: (i) development of higher value business layout; (ii) better and competitive products for our customers; and (iii) stable growth for the Company. We believe these principles will improve our development strategy and optimize our business operation, particularly in growth markers such as the financial, insurance and healthcare products and management services industries.” Mr. Wang continued.

About Roan Holdings Group Co., Ltd.

Founded in 2009, Roan Holdings Group Co., Ltd. (OTC Pink: RAHGF and RONWF) is a financial, insurance and healthcare related solutions company serving individuals and micro-, small- and medium-sized enterprises (“MSMEs”) in China. Roan provides health management, assets management, and insurance, healthcare and consumer financing services to employees of large institutions. Roan has offices in Hangzhou and Beijing and subsidiaries in Hangzhou, Ningbo, Guangzhou, Shaoxing, Urumqi and Tianjin. For more information, please visit: www.roanholdingsgroup.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the consummation of the proposed transaction, and can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations of the consummation of the proposed transaction, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

At the Company:

Katrina Wu

Email: xiaoqing.wu@roanholdingsgroup.com

Phone: +86-571-8662 1775

Investor Relations Firm:

Janice Wang

EverGreen Consulting Inc.

Email: IR@changqingconsulting.com

Phone: +1 571-464-9470 (from U.S.)

+86 13811768559 (from China)